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SEC
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JUN 03 2019

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19010527

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Visa Consultants, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5139 Geary Blvd.
(No. and Street)

San Francisco (City) CA (State) 94118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Borio (619)246-9428
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PMS

OATH OR AFFIRMATION

I, Vaughan de Kirby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Visa Consultants, LLC, as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Alexander Charles Ullrich
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Luis Obispo
Subscribed and sworn to (or affirmed) before me on this 30th day of May, 2019 by Vaughan De Kirby proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

ALEXANDER CHARLES ULLRICH
Commission # 2145927
Notary Public - California
San Luis Obispo County
My Comm. Expires March 12, 2020

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Investment Visa Consultants, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Visa Consultants, LLC (the "Company") as of March 31, 2019, the related statements of income, changes in members' equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, and II, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 30, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Investment Visa Consultants, LLC
Statement of Financial Condition
March 31, 2019

Assets

Cash	$	1,458,229
Accounts receivable		788,861
Total assets	$	2,247,090

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	4,906
Unearned revenue		1,275,460
Total liabilities		1,280,366
Commitments and contingencies		
Members' equity		
Members' equity		966,724
Total members' equity		966,724
Total liabilities and members' equity	$	2,247,090

The accompanying notes are an integral part of these financial statements

Investment Visa Consultants, LLC
Statement of Income
For the Year Ended March 31, 2019

Revenues	
Fee Income	$ 1,538,260
Total Revenues	**1,538,260**
Expenses	
Professional fees	88,916
Registered representative fees	138,121
Insurance	33,424
Occupancy	24,000
Other operating expenses	82,974
Total Expenses	**367,435**
Net Income (Loss)	**$ 1,170,825**

The accompanying notes are an integral part of these financial statements

Investment Visa Consultants, LLC
Statement of Changes in Member' Equity
For the Year Ended March 31, 2019

Balance at March 31, 2018	$	1,172,899
Prior period adjustment		(947,000)
Adjusted balance at March 31, 2018		225,899
Capital contributions		0
Capital withdrawals		(430,000)
Net income (loss)		1,170,825
Balance at March 31, 2019	$	996,724

The accompanying notes are an integral part of these financial statements

Investment Visa Consultants, LLC
Statement of Cash Flows
For the Year Ended March 31, 2019

Cash flow from operating activities:		
Net income (loss)		$ 1,170,825
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	$ (758,861)	
(Decrease) increase in:		
Accounts payable and accrued expenses	367,342	
Total adjustments		(391,519)
Net cash provided by (used in) operating activities		779,306
Cash flow from financing activities		
Capital distributions		(430,000)
Net increase (decrease) in cash		349,306
Cash at March 31, 2018		1,108,923
Cash at March 31, 2019		$ 1,458,229

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 3,600

The accompanying notes are an integral part of these financial statements

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2019

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Visa Consultants, LLC (the "Company") was organized in the State of Delaware on May 1, 2008. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), both commencing on August 21, 2014. The Company is a member of the Securities Investor Protection Corporation ("SIPC") and operates as a registered business in the state of California.

The Company's business is the private placement of securities relating to EB-5 investments.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Effective April 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the customer contract(s), (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

The Company earns Fee Income from the private placement of EB-5 investments, which generally involve qualified investments in qualified real estate projects by qualified foreign citizens seeking to immigrate to the United States, all subject to criteria established by Federal legislation and regulations. The Company's private placement business requires these key operating activities among others: identify qualified foreign investors; market qualified real estate limited partnerships; perform intermediary services; and perform immigration consulting services.

The Company recognizes private placement Fee Income when the underlying transaction is completed, meaning: 1) the terms of its agreements with the investors and limited partnerships have been satisfied; and 2) formal approval has been obtained from the United States Citizenship and Immigration Services ("USCIS"), an agency of the U.S. Department of Homeland Security.

The Company's typical private placement is performed over five or more years. Fees of differing amounts are collected throughout this period in accordance with the specific agreement terms. The revenue recognition milestone referred to above is subject to variables that impact when it occurs during the process. The Company records Accounts receivable and Unearned revenue liability balances to properly state Fee income relative to cash flow.

Effect of ASC Topic 606 Revenue Standard Adoption

The Company utilized a modified retrospective approach to adopt ASC Topic 606 by making a one-time adjustment to balances as of April 1, 2018, summarized as follows:

	(000's) Dr. (Cr.)
Members' equity	$ 947
Cash	908
Other payables	282
Accounts receivable	(1,229)
Unearned revenue	(908)

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Fees are refundable as set forth in the Company's engagement agreements, generally related to USCIS denial of the investor's immigration application. As previously described in Note 1, USCIS approval is a critical requirement for revenue recognition. Although not formally restricted, the Company sets aside from general operating use fees collected pending revenue recognition criteria. At March 31, 2019, Cash of $1,275,460 represented such pending fees collected.

Accounts receivable

The Company states receivables at estimated net collectible value. No reserve for uncollectible accounts was considered necessary at March 31, 2019.

Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California Limited Liability Company tax, which is income-based.

Unearned revenue

Fees collected in advance of the revenue recognition threshold are recorded as Unearned revenue, amounting to $1,275,460 as of March 31, 2019.

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the Members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES (CONTINUED)

The Company is required to file State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. A provision of $4,850 is included in other operating expenses on the statement of income.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of March 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The United States Citizenship and Immigration Services EB-5 Investor Visa Program ("EB-5 Program") under which the Company conducts its business, is scheduled to expire on September 30, 2019. The EB-5 Program has previously been extended several times for relatively short periods, while Congress considers reform legislation. It is unknown whether the EB-5 Program will be extended as is, revised or ended.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2019

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2019 or during the year ended.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2020.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

NOTE 7: RELATED PARTY TRANSACTIONS

The company leases its office space from an affiliate by common ownership. The occupancy expense amounted to $24,000 for the fiscal year ended March 31, 2019

NOTE 8: NET CAPITAL REQUIREMET REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2019, the Company had net capital of $177,863 which was $172,863 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,906) to net capital was .03 to 1.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2019

NOTE 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $4,906 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA of Form X-17A-5 as of March 31, 2019.

Net capital per unaudited schedule		$ 182,769
Adjustments		
Members' equity	$ (4,906)	
		(4,906)
Net capital per audited Schedule 1		$ 177,863

Investment Visa Consultants, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 of the SEC
As of March 31, 2019

Members' equity	$ 966,724	
Total members' equity		$ 966,724
Less: Non-allowable assets		
Accounts receivable	788,861	
Total non-allowable assets		788,861
Net Capital		177,863
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 327	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 172,863
Aggregate indebtedness		$ 4,906
Ratio of aggregate indebtedness to net capital		.03 : 1

There was a difference of $4,906 between net capital computation shown here and the net capital computation shown on the Company's original unaudited Form X-17A-5 Part IIA report dated March 31, 2019. (See Note 9)

See report of independent registered public accounting firm

Investment Visa Consultants, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of March 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Investment Visa Consultants, LLC

Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Investment Visa Consultants, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Investment Visa Consultants, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Investment Visa Consultants, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Investment Visa Consultants, LLC stated that Investment Visa Consultants, LLC met the identified exemption provisions throughout the fiscal year ended March 31, 2019, without exception. Investment Visa Consultants, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Visa Consultants, LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 30, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

INVESTMENT VISA CONSULTANTS, LLC

CRD 169254
5139 Geary Boulevard
San Francisco, California 94118

Assertions Regarding Exemption Provisions

We, as members of management of Investment Visa Consultants, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the fiscal year ending March 31, 2019.

Investment Visa Consultants, LLC

By: [signature]

Vaughan de Kirby - President

(Name and Title)

5/30/19

(Date)

Investment Visa Consultants, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

Members
Investment Visa Consultants, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Investment Visa Consultants, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Investment Visa Consultants, LLC (the "Company") for the year ended March 31, 2019, solely to assist you and SIPC in evaluating Investment Visa Consultants, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019, with the Total Revenue amounts reported in the amended Form SIPC-7 for the year ended March 31, 2019, noting no differences;

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates,Inc.
Certified Public Accountants

Northridge, California
May 30, 2019

Investment Visa Consultants, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2019

		Amount
Total assessment	$	2,307
SIPC-6 general assessment Payment made on October 16, 2018		(2,252)
SIPC-7 general assessment Payment made on April 17, 2019		(3,028)
Total assessment balance (overpayment carried forward)	$	(2,973)